SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-31957

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal of Northern Michigan Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

INDEX

Page

REPORT LETTER	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

SCHEDULE

Schedule I – Schedule of Assets Held at End of Year as of December 31, 2009 – Form 5500, Schedule H, Part IV, line 4i	11

[LETTERHEAD OF PLANTE & MORAN, PLLC]
Report of Independent Registered Accounting Firm

To the Participants and Trustees of
First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year  ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year, as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
June 25, 2010

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Participant directed investments, at fair value (Notes 2, 3, 6 and 9)
Cash	$7,310	$3,854
Pooled separate accounts	1,451,949	1,082,963
Common stock (First Federal of Northern Michigan Bancorp, Inc.)	98,447	75,275
Common collective trust	295,658	263,975
Participant loans	124,276	181,405
Total investments, at fair value	1,977,640	1,607,472
Receivables:
Employer's profit sharing contribution	—	60,323

Total assets	1,977,640	1,667,795

	154	154
Liabilities
Net assets available for benefits, at fair value	1,977,486	1,667,641
Adjustment from fair value to contract value for common collective trust that invests in fully benefit-responsive investment contracts	(1,984)	12,928

Net assets available for benefits	$1,975,502	$1,680,569

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
Additions
Additions in net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$280,677
Dividend and interest income	16,520
297,197
Contributions:
Participants'
Salary deferral	164,797
Rollovers	16,910
Total contributions	181,792
Total additions	478,989

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	170,063
Administration expenses	13,993
Total deductions	184,056

Net increase	294,933

Net assets available for benefits
Beginning of the year	1,680,569

End of the year	$1,975,502

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

The following description of the First Federal of Northern Michigan (“the Company” or “Plan Sponsor”) Employees’ Savings and Profit Sharing Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan Sponsor established the Plan effective February 1, 2005.  The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of eligibility service and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount up to 25% of pretax annual compensation, as defined in the Plan. However, the IRC places annual limits on employee contributions to the Plan; the 2009 and 2008 limits were $16,500 and $15,500, respectively, per participant.  Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans.  Additionally, participants age 50 and older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the limit was $5,500 and $5,000 per qualifying employee for 2009 and 2008, respectively.

Effective in January, 2009, the Company temporarily suspended its matching contributions to preserve liquidity as a result of the global credit crisis and its impact on the Company’s operations and cash flow. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors and invested in a portfolio of investments as directed by participants.  The Company did not make an elective profit sharing contributions for the Plan year ended December 31, 2009.

Participant Accounts.  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching and profit sharing contributions, and (b) Plan earnings.  Allocations are based on participant earnings, contributions or account balances, as defined.  The benefit to which a participant is entitled is the aggregate of the participants’ deferrals and rollovers and the vested portion of employer contributions.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service. Participants are immediately vested in any profit sharing contributions.

Participant Loans.  Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance, reduced by any outstanding loan balance.   Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus a percentage determined by the Plan administrator.    If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document and the participant will be deemed to have received a taxable distribution from the Plan.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits.  Upon termination of service, whether due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments according to Internal Revenue Code Section 401(a)(9).  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Expenses.  Expenses of administering the Plan, including the expenses of the committee and the fees and expenses of the trustee, are generally borne by the Company (see Note 4).  However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative expenses.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Estimates.  The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Recognition.  The Plan’s investments are stated at fair value, except for its stable value common collective trust fund (Principal Stable Value Fund), which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining pooled separate accounts is based on the quoted market values of the underlying investments.

Fair values of Plan investments in common stock are based on quoted market prices.  The participant loans and interest-bearing cash accounts are valued at their outstanding balances, which approximates fair value.

Forfeited Accounts.  Forfeited non-vested account balances are used to either offset Plan administrative expenses or reduce employer matching contributions.  Forfeitures of terminated non-vested account balances were $7,162 and $3,883 for the years ended December 31, 2009 and 2008, respectively. The 2009 forfeitures were used to cover plan administrative expenses and the 2008 forfeitures were used both to offset employer contributions and to cover plan administrative expenses.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties.  The Plan invests in pooled separate accounts, a common collective trust and employer common stock.  These investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits.  Benefit payments are recorded when paid.

Reclassification, Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 -- INVESTMENTS

Investments that represent five percent or more of the Plan’s net assets:

	Value at December 31,
Investment	2009	2008
Investments at Fair Value
Principal International Emerging Markets Separate Account	$155,774	$97,445
Principal Partner Growth Separate Account	166,985	131,478
Principal Lifetime 2020 Separate Account	189,890	119,777
Principal Disciplined Large Cap Blend Separate Account	166,317	142,787
Principal Mid-Cap S&P 400 Index Separate Account (f/k/a Principal Mid-Cap Stock Index Fund)	113,756	85,491
Participant Loans	124,276	181,405
Principal US Property Separate Account	100,548	125,883

Investment at Contract Value
Principal Stable Value Fund	$293,674	$276,903

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $286,814, as follows:

Pooled separate accounts	$280,302
Common stock	375
$280,677

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 –PARTY-IN-INTEREST TRANSACTIONS

Various administrative expenses of the Plan are borne by the Plan Sponsor.  Such amounts were approximately $22,000 for the year ended December 31, 2009.  In addition, the Plan invests in funds managed by affiliates of the Principal Life Insurance Company (the “Trustee”) and allows for investment in shares of the Company’s common stock.  These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

NOTE 5 -- PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan.  Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.

NOTE 6 -- PRINCIPAL U.S. PROPERTY SEPARATE ACCOUNT

During 2008, Principal Life Insurance Company (Principal) placed a limitation on the withdrawal of funds from the Principal U.S. Property Separate Account.  Principal did not make any payments subsequent to the limitation until January 29, 2010 and May 14, 2010, which partially satisfied withdrawal requests requested prior to those respective dates.  Principal has not determined when additional distributions will be made.

NOTE 7 -- TAX STATUS OF THE PLAN

In October, 2009, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective January, 2009, met the requirements of Section 401 of the code. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. The trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the code; Company contributions paid to the trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the code; and the Plan meets the requirements of Section 401(k) of the code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and trust meet the applicable provisions of the code.

Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts.  At that time, the participant is generally taxed on the total amount of the distribution.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$1,975,502	$1,680,569
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,944	(12,928)

Net assets available for benefits per the Form 5500	$1,986,446	$1,667,641

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2009
Total investment income per the financial statements	$297,197
Add: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,984

Total investment income per the Form 5500	$299,181

NOTE 9 – FAIR VALUE MEASUREMENTS

Accounting standards require certain assets be reported at fair value in on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (Continued)

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2009 and 2008:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009

First Federal of Northern Michigan commmon stock	$98,447	$—	$—	$98,447
Pooled Separate Accounts
Equity Funds (1)		720,487
International Funds (1)		162,925
Balanced Asset Allocation Funds (2)		424,153
Fixed Income Funds (3)		43,753
Real Estate Fund (4)			100,548

Cash	—	7,310	—	7,310
Common Collective Trust
Principal Stable Value Fund (5)	—	—	295,658	295,658
Participants' loans	—	—	124,276	124,276

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008

First Federal of Northern Michigan commmon stock	$75,275	$—	$—	$75,275
Pooled Separate Accounts
Equity Funds (1)		562,728
International Funds (1)		120,407
Balanced Asset Allocation Funds (2)		240,490
Fixed Income Funds (3)		33,455
Real Estate Fund (4)			125,882

Cash	—	3,854	—	3,854
Common Collective Trust
Principal Stable Value Fund (5)	—	—	263,975	263,975
Participants' loans	—	—	181,405	181,405

(1) This category represents investments in an actively managed pooled sepearte account fund that invests primarily in equity secutities which may include common stocks, options and futures.  The investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2) This category represents investments in an actively managed pooled sepearte account fund that invests primarily in both equity and debt securities.  The investments may include common stock, corporate bonds, interest rate swaps, options and futures.  Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(3) This category represents investments in actively management pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, government bonds, interest rate swaps, options and futures.  Investments are valued at the net asset value per share multiplied by the number of shares held as of the investment date.

(4) This category represents investments in actively common collective trust funds with investments in real estate. The investments may include actual real estate property or real estate investment trusts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(5) This category represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed income investments which may include corporate bonds, government bonds and wrapper contracts.  Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (Continued)

The table below presents additional information about Level 3 assets measured at fair value on a recurring basis as of December 31, 2009.  Both observable and unobservable inputs may be used to determine the fair value of positions that the Plan has classified within the Level 3 category.

Reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Changes in Level 3 Assets Measured at Fair Value for the Year Ended December 31, 2009
	Principal Stable Value Fund	Principal U.S. Property Separate Account	Loans to Participants

Balance - December 31, 2008	$263,975	$125,883	$181,405
Unrealized Gains (Losses)	14,912	43,013	—
Purchases, sales, issuances, settlements - Net	16,771	(68,348)	(57,129)
Balance - December 31, 2009	$295,658	$100,548	$124,276

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable.  The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.  As of December 31, 2009 and 2008, the Plan had contributions receivable of $0 and $60,023 respectively.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
EIN 38-3206228, Plan # 003

Schedule I – Schedule of Assets Held at End of Year
Form 5500 Schedule H, Part IV Line 4:

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

CASH
	The Principal	Interest Bearing Cash - Cash Account		$7,310

POOLED SEPARATE ACCOUNTS
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	#	$43,753
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	#	100,548
*	Principal Life Insurance Company	Principal Lifetime Str Inc Separate Account Acct	#	170
*	Principal Life Insurance Company	Principal Lifetime 2010 Separate Account	#	51,180
*	Principal Life Insurance Company	Principal Lifetime 2020 Separate Account	#	189,890
*	Principal Life Insurance Company	Principal Lifetime 2030 Separate Account	#	75,564
*	Principal Life Insurance Company	Principal Lifetime 2040 Separate Account	#	90,317
*	Principal Life Insurance Company	Principal Lifetime 2050 Separate Account	#	17,116
*	Principal Life Insurance Company	Principal Partner Growth Separate Account	#	166,985
*	Principal Life Insurance Company	Principal Disciplined Large-Cap Blend Separate Account	#	166,317
*	Principal Life Insurance Company	Principal Partner Large-Cap Value I Separate Account	#	42,449
*	Principal Life Insurance Company	Principal Partner Small-Cap Growth II Separate Account	#	39,733
*	Principal Life Insurance Company	Principal Partner Mid-Cap Value I Separate Account	#	67,296
*	Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account (f/k/a Principal Mid-Cap Stock Index Separate Account)	#	113,756
*	Principal Life Insurance Company	Principal Partner Small-Cap S&P 600 Index Separate Account (f/k/a Principal Small-Cap Stock Index Separate Account)	#	20,321
*	Principal Life Insurance Company	Principal Small-Cap Value Separate Account	#	53,760
*	Principal Life Insurance Company	Principal Partner Mid-Cap Growth III Separate Account	#	49,869
*	Principal Life Insurance Company	Principal Diversified International Separate Account	#	7,151
*	Principal Life Insurance Company	Principal International Emerging Markets Separate Account	#	155,774

COMMON STOCK
*	First Federal of Northern Michigan Bancorp, Inc.	Employer common stock	#	98,447

COMMON COLLECTIVE TRUSTS
	Union Bond and Trust Company	Principal Stable Value Fund	#	295,658

PARTICIPANT LOANS
*	Plan Participants	Loans to participants, interest rates ranging from 4.25% to 9.25%	-	124,276
				$1,977,640

* Indicates a party-in-interest to the Plan.
# Cost information not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FEDERAL OF NORTHERN MICHIGAN EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Date: June 29, 2010	By: /s/ Amy E. Essex
Name: Amy E. Essex
Title: Chief Financial Officer, Treasurer and Corporate Secretary,
First Federal of Northern Michigan